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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-16998
_______________________

(Check One):   ☒   Form 10-K   ☐   Form 20-F   ☐   Form 11-K   ☐   Form 10-Q   ☐   Form N-SAR

For Period Ended: _______February 28, 2001___________________
      [   ] Transition Report on Form 10-K
      [   ] Transition Report on Form 20-F
      [   ] Transition Report on Form 11-K
      [   ] Transition Report on Form 10-Q
      [   ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

_______Drug Emporium, Inc._________________________________________________________________
Full Name of Registrant

_______N/A______________________________________________________________________________
Former Name if Applicable

_______155 Hidden Ravines Drive_____________________________________________________________
Address of Principal Executive Office (Street and Number)

_______Powell, Ohio 43065__________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      See Attachment A.

(Attach Extra Sheets if Needed)

SEC 1344 (6/94)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terry L. Moore	740	548-7080

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes   ☐   No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment B.

Drug Emporium, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date______May 29, 2001_____________ By_______/s/ Terry L. Moore_______________________
                                                                                      Terry L. Moore
                                                                                      Chief Financial Officer

INSTRUCTIONS:: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

_________________________________________ATTENTION_________________________________________

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

ATTACHMENT A

The delay in filing the Form 10-K is due to the fact Drug Emporium, Inc. and its subsidiaries (collectively, the “Company”) filed petitions for relief under Chapter 11 of the Bankruptcy Code (the “Reorganization”). At this time, the Company must focus its resources on the implementation of the Reorganization, and has committed its limited resources, including cash and executive personnel, to the Reorganization. The expense and time commitment required of the Company in connection with compiling the Form 10-K would be detrimental to the Company’s progress in the Reorganization. As a result, the Company cannot timely complete its Form 10-K for the period ended February 28, 2001 without unreasonable effort or expense.

ATTACHMENT B

The financial results for the Company’s Fiscal 2001 will be significantly worse than for the prior fiscal year. The deterioration in the Company’s financial results are primarily the result of (i) losses from operations for the Company’s majority owned subsidiary, DE Holding Company, formerly known as DrugEmporium.com, Inc. (“DrugEmporium.com”), of approximately $16 million, (ii) one time charges to income resulting from the sale of DrugEmporium.com of approximately $13 million, including the write down of the value of shares of capital stock of HealthCentral.com, Inc. that were received by the Company as part of the sale of DrugEmporium.com, (iii) a one time write-down of inventory, fixtures & equipment and other miscellaneous assets relating to the liquidation of approximately 35 of the Company’s stores in the amount of $24.9 million, (iv) a one time write-off of uncollectible franchise fees in the amount of $1.1 million, and (v) a one time write-off of unamortized loan commitment fees in the amount of $600,000.

The unaudited operating results of the Company for Fiscal 2001 indicate sales and operating loss of approximately $865,744,000 and $36,385,000, respectively, as compared to reported sales and operating loss for Fiscal 2000 of $904,878,000 and $21,179,000, respectively. After recognizing an anticipated special charge of approximately $24,000,000 in Fiscal 2001, the Company anticipates reporting a net loss for Fiscal 2001 of approximately $70,503,000 as compared to a reported net loss for Fiscal 2000 of $28,010,000.